Exhibit 99.1

XOMA Reports First Quarter 2010 Financial Results

BERKELEY, Calif., May 6, 2010: XOMA Ltd. (Nasdaq: XOMA), a leader in the discovery and development of therapeutic antibodies, today announced its financial results for the first quarter of 2010 and provided a general business update.

“The first months of 2010 were highlighted by progress on multiple fronts with our lead candidate, XOMA 052, an anti-inflammatory antibody – enrolling diabetes patients in three Phase 2 clinical trials designed to include more than 400 patients, reporting groundbreaking in vivo and in vitro results in cardiovascular disease and cancer, respectively, and expanding our patent portfolio relating to IL-1 beta antibodies,” said Steven B. Engle, XOMA’s Chairman and Chief Executive Officer. “In parallel, we continued to pursue new antibody discovery and development license and collaborative arrangements, advance our XOMA 3AB anti-botulinum toxin antibody and develop our proprietary preclinical pipeline in autoimmune, cardio-metabolic, inflammatory and oncologic diseases.”

XOMA had total revenues of $7.2 million in the first quarter of 2010, compared with $39.7 million in the first quarter of 2009. The decrease in revenues was primarily due to a $27.5 million fee recognized in the first quarter of 2009 related to the company’s expanded collaboration with Takeda Pharmaceutical Company Limited. In addition, royalty revenue decreased by $4.4 million in the first quarter of 2010 compared with the first quarter of 2009 primarily due to the sale of XOMA’s royalty interest in LUCENTIS® in the third quarter of 2009 and the withdrawal of RAPTIVA® from the market earlier in 2009. XOMA had a net loss of $21.8 million, or $0.09 per share, in the 2010 first quarter compared with net income of $6.2 million, or $0.04 per share, in the first quarter of 2009.

At March 31, 2010, XOMA had cash and cash equivalents of $28.4 million, compared with $23.9 million at December 31, 2009. In January and February 2010, XOMA received approximately $21.0 million in proceeds from financing transactions, after underwriting discounts, expenses and an amendment fee to certain existing warrant holders.

Recent Highlights

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Clinical studies of XOMA 052 initiated: XOMA initiated a Phase 2b dose-ranging trial designed to evaluate XOMA 052 in patients with Type 2 diabetes on stable metformin therapy. The primary outcome is reduction in glycosylated hemoglobin, or HbA1c, compared to baseline after six months of treatment. Additional diabetic outcomes and biomarkers of cardiovascular risk will also be evaluated. Top line results from the Phase 2b trial are currently expected in the first quarter of 2011. Interim results from the ongoing 80 patient Phase 2a clinical trial of XOMA 052 in Type 2 diabetes patients are currently expected in the 2010 fourth quarter.

A Phase 2 trial to evaluate XOMA 052 in Type 1 diabetes patients was initiated and is designed to evaluate its effects on beta cell function and insulin production over six months. Funding for the trial is being provided by the Juvenile Diabetes Research Foundation.

•

New positive in vivo and clinical results presented on IL-1 targeting in cardiovascular disease: In vivo results were presented at the American College of Cardiology (ACC) Annual Scientific Session showing, in an animal model of heart attack, that a murine equivalent of XOMA 052 significantly reduced adverse consequences that can lead to the development of congestive heart failure. Also at the ACC meeting, the first results were presented from patients with acute cardiac events who then received anakinra, an approved IL-1 targeting agent, showing patients treated with Kineret® (anakinra) had improved post-heart attack outcomes compared with placebo-treated patients. These results demonstrate the potential for targeting the IL-1 pathway to reduce the inflammation that can lead to post-heart attack complications and to improved recovery.

•

In vitro results show impact of XOMA 052 on key myeloma factor: Extending the potential application of IL-1 beta targeting to oncology, an independent investigator presented results at the American Association of Cancer Research annual meeting showing that XOMA 052 was highly effective in vitro in reducing production of a protein, IL-6, that drives the proliferation of cancerous myeloma cells, using cells from myeloma patients.

•

New U.S. patents issued relating to IL-1 beta antibodies: Two new U.S. patents were issued to XOMA, one covering methods of treating Type 2 diabetes with high affinity IL-1 beta antibodies including XOMA 052, and one covering methods of treating IL-1 related inflammatory diseases with XOMA 052 and other antibodies with similar binding properties for IL-1 beta. With these patents, the intellectual property portfolio for XOMA 052 includes four issued patents in the U.S. and one granted patent in Europe. More than 40 additional applications are pending in the U.S. and other countries.

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Takeda pays milestone: XOMA received a $1 million milestone payment from Takeda Pharmaceutical Company Limited for achieving a pre-established preclinical milestone under the companies’ 2006 collaboration agreement, which also calls for additional future milestone payments and royalties on product sales.

Additional First Quarter Financial Results

XOMA’s total revenues in the first quarter of 2010 also included $6.8 million in contract and other revenue, as compared with $7.4 million in the first quarter of 2009. Research and development expense for the first quarter of 2010 was $17.6 million, compared with $16.5 million in the same period of 2009. This increase was primarily due to increased spending on XOMA 052 related to the initiation of the Phase 2 clinical program. Selling, general and administrative expenses in the first quarter of 2010 were $5.6 million, compared with $6.1 million for the same period last year.

Interest expense for the first quarter of 2010 was $0.1 million compared with $1.8 million for the same period of 2009. This decrease was primarily due to the repayment of the Goldman Sachs loan in September 2009. Other income (expense) was ($5.8 million) in the 2010 first quarter compared with nominal income in the first quarter of 2009. This increase was primarily related to $4.5 million paid in the first quarter of 2010 to the holders of warrants issued in June 2009 upon modification of the warrant terms, and a $1.3 million expense relating to the revaluation of our warrant liabilities during the period.

Liquidity and Capital Resources

Cash used in operating activities during the first quarter of 2010 was $16.4 million compared with cash provided by operating activities of $15.3 million during the first quarter of 2010. The decrease in cash provided by operating activities in the 2010 period was primarily due to a decrease in revenue receipts for license and collaborative fees and royalties. In the first quarter of 2009, we received $23.2 million related to the expansion of our existing collaboration with Takeda, and recognized royalty revenue from sales of LUCENTIS® and RAPTIVA® of $4.6 million.

Guidance

The company will not be providing specific guidance on overall revenues or cash receipts for 2010 so as to best manage its ongoing negotiations for XOMA 052 and technology licensing and in light of general economic and market conditions. The company expects that cash used in operating activities in 2010 may range from $45 million to cash neutral or positive.

NASDAQ Status

As previously announced, in March 2010, XOMA received a Staff Determination letter from the NASDAQ Stock Market LLC indicating that the company has not regained compliance with the minimum $1.00 per share requirement for continued inclusion on The NASDAQ Global Market, pursuant to NASDAQ Listing Rule 5450(a)(1). As a result, the company’s common shares would have been subject to delisting from The NASDAQ Global Market unless XOMA requested a hearing before a NASDAQ Listing Qualifications Panel to present its plan for regaining compliance, which the company has done. The delisting of the company’s common shares has therefore been stayed pending issuance of the Panel’s decision following the hearing.

Pursuant to Listing Rule 5815(c), the Panel has the authority to grant XOMA up to an additional 180 days from the date of the Staff Determination letter of March 16, 2010 (i.e., until September 13, 2010) to regain compliance. However, there can be no assurance that the Panel will grant XOMA's request for continued listing on The NASDAQ Global Market.

Investor Conference Call

XOMA will host a conference call and webcast to discuss its first quarter 2010 financial results today, May 6, 2010, at 4:30 pm ET. The webcast can be accessed via the Investors section of XOMA’s website at http://investors.xoma.com/events.cfm and will be available for replay until close of business on August 6, 2010.

About XOMA

XOMA discovers, develops and manufactures novel antibody therapeutics for its own proprietary pipeline as well as through license and collaborative agreements with pharmaceutical and biotechnology companies, and under its contracts with the U.S. government. The company’s proprietary product pipeline includes:

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XOMA 052, an antibody to IL-1 beta in Phase 2 clinical development for Type 2 diabetes, Type 1 diabetes and cardiovascular disease, with potential for the treatment of a wide range of inflammatory conditions.

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XOMA 3AB, an antibody candidate in pre-IND studies to neutralize the botulinum toxin, among the most deadly potential bioterror threats, under development through funding provided by the National Institute of Allergy and Infectious Diseases of the National Institutes of Health (Contract # HHSN266200600008C).

•	A preclinical pipeline with candidates in development for several diseases.

In addition to its proprietary pipeline, XOMA develops products with premier pharmaceutical companies including Novartis AG, Schering Corporation, a subsidiary of Merck & Co., Inc. and Takeda Pharmaceutical Company Limited.

XOMA's technologies have contributed to the success of marketed antibody products, including LUCENTIS(r) (ranibizumab injection) for wet age-related macular degeneration and CIMZIA(r) (certolizumab pegol) for rheumatoid arthritis and Crohn's disease.

The company has a premier antibody discovery and development platform that incorporates an unmatched collection of antibody phage display libraries and proprietary Human Engineering(tm), affinity maturation, Bacterial Cell Expression (BCE) and manufacturing technologies. BCE is a key breakthrough biotechnology for the discovery and manufacturing of antibodies and other proteins. As a result, more than 50 pharmaceutical and biotechnology companies have signed BCE licenses, and several licensed product candidates are in clinical development.

XOMA has a fully integrated product development infrastructure, extending from pre-clinical science to approval, and a team of about 215 employees at its Berkeley, California location. For more information, please visit http://www.xoma.com.

Safe Harbor Statement

Certain statements contained herein concerning design or results of clinical trials or other aspects of product development, or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

Among other things, the design of clinical trials may be impacted by, and results of clinical trials may be delayed or may never become available as a result of, unavailability of resources, actions or inaction by our present or future collaboration partners, insufficient enrollment in such trials or unanticipated safety issues; and results of clinical trials may in any event not be consistent with preclinical or interim results.

These and other risks, including those related to in ability to comply with NASDAQ’s continued listing requirements; the generally unstable nature of current economic conditions; the results of discovery research and preclinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); uncertainties regarding the status of biotechnology patents; uncertainties as to the cost of protecting intellectual property; changes in the status of the existing collaborative and licensing relationships; the ability of collaborators, licensees and other third parties to meet their obligations; market demand for products; scale up and marketing capabilities; competition; international operations; share price volatility; XOMA's financing needs and opportunities; and risks associated with XOMA's status as a Bermuda company, are described in more detail in XOMA's most recent annual report on Form 10-K and in other SEC filings. Consider such risks carefully in considering XOMA's prospects.

SOURCE: XOMA Ltd.

Tables follow –

XOMA Ltd.

Company and Investor Contact:

Carol DeGuzman

510-204-7270

deguzman@xoma.com

Canale Communications

Media Contact:

Carolyn Hawley

619-849-5375

chawley@canalecomm.com

XOMA Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(in thousands, except per share amounts)

	Three months ended March 31,
	2010	2009
Revenues:
License and collaborative fees	$189	$27,700
Contract and other revenue	6,811	7,398
Royalties	202	4,606

Total revenues	7,202	39,704

Operating expenses:
Research and development	17,587	16,521
Selling, general and administrative	5,553	6,120
Restructuring	—	3,289

Total operating expenses	23,140	25,930

Income (loss) from operations	(15,938)	13,774
Other income (expense):
Investment and interest income	3	30
Interest expense	(87)	(1,768)
Other income (expense)	(5,763)	3

Net income (loss) before taxes	(21,785)	12,039
Provision for income tax expense	—	5,800

Net income (loss)	$(21,785)	$6,239

Basic and diluted net income (loss) per common share	$(0.09)	$0.04

Shares used in computing basic net income (loss) per common share	239,493	141,772

Shares used in computing diluted net income (loss) per common share	239,493	145,596

XOMA Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	March 31, 2010	December 31, 2009
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$28,417	$23,909
Trade and other receivables, net	7,792	7,231
Prepaid expenses and other current assets	1,219	1,012

Total current assets	37,428	32,152
Property and equipment, net	18,865	20,270
Other assets	402	402

Total assets	$56,695	$52,824

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,176	$2,942
Accrued liabilities	6,146	8,639
Deferred revenue	1,582	2,114
Warrant liabilities	7,788	4,760
Other current liabilities	104	223

Total current liabilities	19,796	18,678
Deferred revenue – long-term	1,865	2,894
Interest bearing obligation – long-term	13,341	13,341
Other long-term liabilities	360	385

Total liabilities	35,362	35,298

Shareholders’ equity	21,333	17,526

Total liabilities and shareholders' equity	$56,695	$52,824